FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1. Farxiga extended in the US for heart failure

9 May 2023

Farxiga extended in the US to reduce risk of cardiovascular death and hospitalisation for heart failure to a broader range of patients

FDA approval means patients with heart failure can benefit from Farxiga regardless of left ventricular ejection fraction status

AstraZeneca's Farxiga (dapagliflozin) has been approved in the US to reduce the risk of cardiovascular (CV) death, hospitalisation for heart failure (hHF) and urgent heart failure (HF) visits in adults with HF. The approval by the Food and Drug Administration (FDA) was based on positive results from the DELIVER Phase III trial.1 Farxiga was previously approved in the US for adults with HF with reduced ejection fraction (HFrEF).

Ruud Dobber, Executive Vice-President, BioPharmaceuticals Business Unit, AstraZeneca, said: "Approximately half of heart failure patients die within five years of diagnosis, highlighting an urgent unmet need for well-tolerated treatment options that can bring life-saving benefits and reduce the risk of cardiovascular death. The approval of Farxiga in the US not only reinforces AstraZeneca's commitment to reducing the burden of this complex and life-threatening disease, but will help patients across the full spectrum of heart failure lead healthier lives."

HF is a chronic, long-term condition that worsens over time2 and affects almost seven million people in the US.3 It is also the leading cause of hospitalisation for those over 65 years and represents a significant clinical and economic burden.4 Approximately half of all HF patients have HF with mildly reduced ejection fraction (HFmrEF) or HF with preserved ejection fraction (HFpEF)5 and these patients are not only at greater risk of death and hospitalisations but experience an especially high burden of symptoms and physical limitations, and a poor quality of life.6

The data from the DELIVER Phase III trial, published in The New England Journal of Medicine, showed Farxiga reached a statistically significant and clinically meaningful early reduction in the primary composite endpoint of CV death or worsening HF in patients with HF with HFmrEF or HFpE.F1 The results from a pre-specified, pooled analysis of the DAPA-HF and DELIVER Phase III trials, published in Nature Medicine, showed that the treatment effect of Farxiga on the composite endpoint of cardiovascular death, hospitalisation for heart failure or urgent heart failure was consistent across the left ventricular ejection fraction (LVEF)  range and established Farxiga as the first sodium-glucose cotransporter 2 (SGLT2) inhibitor to demonstrate a mortality benefit.7

Farxiga is approved for the treatment of patients with type-2 diabetes (T2D), HFrEF and chronic kidney disease (CKD) in more than 100 countries around the world including the US, the European Union (EU), China and Japan. It has most recently received regulatory approvals in the EU, Great Britain, Japan and Turkey to extend the HF indication to include patients across the full LVEF range.

Notes

HF

HF is a chronic, long-term condition that worsens over time.2 It affects nearly 64 million people globally8 and is associated with substantial morbidity and mortality.9 Chronic HF is the leading cause of hospitalisation for those over the age of 65 and represents a significant clinical and economic burden.4 There are several types of HF often defined by LVEF, a measurement of the percentage of blood leaving the heart each time it contracts, including: HFrEF (LVEF less than or equal to 40%), HFmrEF (LVEF 41-49%) and HFpEF (LVEF greater than or equal to 50%).10 Approximately half of all HF patients have HFmrEF or HFpEF,5 with few therapeutic options available.6

DELIVER
DELIVER was an international, randomised, double-blind, parallel-group, placebo-controlled, event-driven Phase III trial designed to evaluate the efficacy of Farxiga, compared with placebo, in the treatment of HF patients with LVEF greater than 40%, with or without T2D. Farxiga was given once daily in addition to background therapy (regional SoC for all comorbidities, including diabetes and hypertension, with the exception of concomitant use of a sodium-glucose cotransporter 2 (SGLT2) inhibitor). DELIVER is the largest clinical trial to date in HF patients with LVEF above 40%, with 6,263 randomised patients.11

The primary composite endpoint was the time to first occurrence of CV death, hHF or an urgent HF visit. Key secondary endpoints include the total number of HF events (hHF or urgent HF visit) and CV death, change from baseline in the total symptom score of the KCCQ at eight months, time to the occurrence of CV death and time to the occurrence of death from any cause.11

Farxiga
Farxiga (dapagliflozin) is a first-in-class, oral, once-daily SGLT2 inhibitor. Research has shown Farxiga's efficacy in preventing and delaying cardiorenal disease, while also protecting the organs - important findings given the underlying links between the heart, kidneys and pancreas.12-14 Damage to one of these organs can cause the other organs to fail, contributing to leading causes of death worldwide, including T2D, HF and CKD.15-17

AstraZeneca in CVRM
Cardiovascular, Renal and Metabolism (CVRM), part of BioPharmaceuticals, forms one of AstraZeneca's main disease areas and is a key growth driver for the Company. By following the science to understand more clearly the underlying links between the heart, kidneys and pancreas, AstraZeneca is investing in a portfolio of medicines for organ protection and improving outcomes by slowing disease progression, reducing risks and tackling co-morbidities. The Company's ambition is to modify or halt the natural course of CVRM diseases and potentially regenerate organs and restore function, by continuing to deliver transformative science that improves treatment practices and CV health for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

References
1.   Solomon S, et al. Dapagliflozin in heart failure with mildly reduced or preserved ejection fraction. N Engl J Med. 2022; 387(12):1089-1098.
2.   Cleveland Clinic [Internet]. Heart failure [cited 2023 Mar 14]. Available from: https://my.clevelandclinic.org/health/diseases/17069-heart-failure-understanding-heart-failure.
3.   Tsao C., et al. Heart Disease and Stroke Statistics-2022 Update: A Report From the American Heart Association. Circulation. 2023;144(8):e7, e431-444.
4.   Azad N, et al. Management of chronic heart failure in the older population. J Geriatr Cardiol. 2014;11(4):329-337.
5.   McDonagh T, et al. 2021 ESC Guidelines for the diagnosis and treatment of acute and chronic heart failure. Eur Heart J. 2021;00:1-128.
6.   Kosiborod MN, et al. The effects of dapagliflozin on symptoms, function and quality of life in patients with heart failure and mildly reduced or preserved ejection fraction: results from the DELIVER Trial. Presented at: American Heart Association (AHA) Scientific Sessions 2022, 5-7 November 2022, Chicago, Illinois, USA.
7.   Jhund P, et al. Dapagliflozin across the range of ejection fraction in patients with heart failure: a patient-level, pooled meta-analysis of DAPA-HF and DELIVER. Nat Med. 2022; 28(9):1956-1964.
8.   Vos T, et al. Global, regional, and national incidence, prevalence, and years lived with disability for 328 diseases and injuries for 195 countries, 1990-2016: A systematic analysis for the Global Burden of Disease Study 2016. Lancet. 2017;390(10100):1211-1259.
9.   Mozaffarian D, et al. Heart Disease and Stroke Statistics-2016 Update: A Report From the American Heart Association. Circulation. 2016;133(4):e38-360.
10.  Heidenreich PA et al. 2022 AHA/ACC/HFSA Guideline for the Management of Heart Failure: A report of the American College of Cardiology/American Heart Association Joint Committee on Clinical Practice Guidelines. J Am Coll Cardiol. 2022;79(17):e263-421.
11.  Solomon SD, et al. Dapagliflozin in heart failure with preserved and mildly reduced ejection fraction: rationale and design of the DELIVER trial. Eur J Heart Fail. 2021;23(7):1217-1225
12.  McMurray JJV, et al. Dapagliflozin in patients with heart failure and reduced ejection fraction. N Engl J Med. 2019;381(21):1995-2008.
13.  Heerspink HJL, et al. Dapagliflozin in patients with chronic kidney disease. N Engl J Med. 2020;383(15):1436-1446.
14.  Wiviott SD, et al; for the DECLARE-TIMI 58 Investigators. Dapagliflozin and cardiovascular outcomes in type 2 diabetes [article and supplementary appendix]. N Engl J Med. 2019;380(4):347-357.
15.  Mayo Clinic [Internet]. Heart failure [cited 2023 Mar 14]. Available from: https://www.mayoclinic.org/diseases-conditions/heart-failure/symptoms-causes/syc-20373142.
16.  Centers for Disease Control and Prevention (CDC) [Internet]. A snapshot: Diabetes in the United States [cited 2023 Mar 14]. Available from: https://www.cdc.gov/diabetes/library/socialmedia/infographics/diabetes.html.
17.  National Institute of Diabetes and Digestive and Kidney Diseases (NIDDK) [Internet]. Heart disease & kidney disease [cited 2023 Mar 14]. Available from: https://www.niddk.nih.gov/health-information/kidney-disease/heart-disease.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 09 May 2023

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary